Exhibit 99.2

ALIBABA GROUP HOLDING LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

		Six months ended September 30,
		2016	2017
		RMB	RMB	US$
				(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5	66,446	105,306	15,828
Cost of revenue		(24,867)	(39,462)	(5,931)
Product development expenses		(8,122)	(9,779)	(1,470)
Sales and marketing expenses		(7,492)	(11,116)	(1,671)
General and administrative expenses		(5,558)	(7,118)	(1,070)
Amortization of intangible assets	13	(2,548)	(3,734)	(561)

Income from operations		17,859	34,097	5,125
Interest and investment income, net		1,169	4,907	738
Interest expense		(1,294)	(1,547)	(233)
Other income, net	6	2,631	3,624	545

Income before income tax and share of results of equity investees		20,365	41,081	6,175
Income tax expenses	7	(4,113)	(7,372)	(1,108)
Share of results of equity investees	12	(2,035)	(2,270)	(342)

Net income		14,217	31,439	4,725
Net loss attributable to noncontrolling interests		956	912	137

Net income attributable to ordinary shareholders		15,173	32,351	4,862

Earnings per share/ADS attributable to ordinary shareholders	9
Basic		6.13	12.70	1.91
Diluted		5.91	12.43	1.87
Weighted average number of shares/ADSs used in computing earnings per share/ADS (million shares)	9
Basic		2,476	2,547
Diluted		2,568	2,603

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended September 30,
	2016	2017
	RMB	RMB	US$
			(Note 2(a))
	(in millions)
Net income	14,217	31,439	4,725

Other comprehensive income:
- Foreign currency translation:
Change in unrealized (losses) gains	(1,116)	172	26
Less: reclassification adjustment for losses recorded in net income	44	—	—

Net change	(1,072)	172	26

- Available-for-sale securities:
Change in unrealized gains	9,235	587	88
Less: reclassification adjustment for losses recorded in net income	144	57	8
Less: tax effect	(1,515)	(23)	(3)

Net change	7,864	621	93

- Share of other comprehensive income of equity method investees:
Change in unrealized gains (losses)	444	(295)	(44)

- Interest rate swaps under hedge accounting:
Change in unrealized gains (losses)	11	(66)	(10)

- Forward exchange contracts under hedge accounting:
Change in unrealized gains (losses)	140	(77)	(12)

Other comprehensive income	7,387	355	53

Total comprehensive income	21,604	31,794	4,778
Less: total comprehensive loss attributable to noncontrolling interests	130	417	63

Total comprehensive income attributable to ordinary shareholders	21,734	32,211	4,841

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of March 31, 2017	As of September 30, 2017
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents		143,736	148,746	22,357
Short-term investments		3,011	11,109	1,670
Restricted cash and escrow receivables		2,655	2,941	442
Investment securities	10	4,054	5,155	775
Prepayments, receivables and other assets	11	28,408	36,697	5,515

Total current assets		181,864	204,648	30,759
Investment securities	10	31,452	33,049	4,967
Prepayments, receivables and other assets	11	8,703	13,173	1,979
Investment in equity investees	12	120,368	126,850	19,066
Property and equipment, net		20,206	49,587	7,453
Land use rights, net		4,691	6,779	1,019
Intangible assets, net	13	14,108	14,542	2,186
Goodwill	14	125,420	130,196	19,569

Total assets		506,812	578,824	86,998

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Current bank borrowings	17	5,948	7,696	1,157
Current unsecured senior notes	18	8,949	8,665	1,302
Income tax payable		6,125	11,637	1,749
Escrow money payable		2,322	2,602	391
Accrued expenses, accounts payable and other liabilities	16	46,979	60,580	9,105
Merchant deposits		8,189	8,689	1,306
Deferred revenue and customer advances	15	15,052	19,665	2,956

Total current liabilities		93,564	119,534	17,966
Deferred revenue	15	641	800	120
Deferred tax liabilities		10,361	13,523	2,032
Non-current bank borrowings	17	30,959	30,971	4,655
Non-current unsecured senior notes	18	45,876	44,402	6,674
Other liabilities	16	1,290	1,595	240

Total liabilities		182,691	210,825	31,687

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31, 2017	As of September 30, 2017
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Note
Commitments and contingencies	21	—	—	—
Mezzanine equity		2,992	898	135
Shareholders' equity:
Ordinary shares, US$0.000025 par value; 4,000,000,000 shares authorized as of March 31, 2017 and September 30, 2017; 2,529,364,189 and 2,565,834,426 shares issued and outstanding as of March 31, 2017 and September 30, 2017, respectively		1	1	—
Additional paid-in capital		164,585	175,186	26,331
Treasury shares, at cost		(2,823)	(2,823)	(424)
Restructuring reserve		(624)	(492)	(74)
Subscription receivables		(63)	(164)	(25)
Statutory reserves		4,080	4,118	619
Accumulated other comprehensive income
Cumulative translation adjustments		(3,618)	(3,275)	(492)
Unrealized gains on available-for-sale securities, interest rate swaps and others		8,703	8,749	1,315
Retained earnings		108,558	140,872	21,173

Total shareholders' equity		278,799	322,172	48,423
Noncontrolling interests		42,330	44,929	6,753

Total equity		321,129	367,101	55,176

Total liabilities, mezzanine equity and equity		506,812	578,824	86,998

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

						Accumulated other comprehensive income (loss)
							Unrealized gain (loss) on available-for- sale securities, interest rate swaps and others
	Ordinary shares		Additional paid-in capital and reserves
				Treasury shares	Subscription receivables	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2017	2,529,364,189	1	168,041	(2,823)	(63)	(3,618)	8,703	108,558	278,799	42,330	321,129
Foreign currency translation adjustment	—	—	—	—	4	343	(129)	—	218	(42)	176
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	613	—	613	8	621
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	90	—	—	—	(295)	—	(205)	—	(205)
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	(77)	—	(77)	—	(77)
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	(66)	—	(66)	—	(66)
Net income for the period	—	—	—	—	—	—	—	32,351	32,351	(383)	31,968
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	6,882	6,882
Issuance of shares, including exercise of share options and vesting of early exercised options and restricted share units ("RSUs"), including repayment of related employee loans	36,470,237	—	3,819	—	(105)	—	—	—	3,714	—	3,714
Acquisition of additional shares of non-wholly owned subsidiaries	—	—	(1,587)	—	—	—	—	—	(1,587)	(4,194)	(5,781)
Capital injection from noncontrolling interests	—	—	59	—	—	—	—	—	59	17	76
Amortization of compensation cost	—	—	8,220	—	—	—	—	—	8,220	369	8,589
Amortization of restructuring reserve and others	—	—	133	—	—	—	—	—	133	—	133
Dividend paid by non-wholly owned subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	(58)	(58)
Appropriation to statutory reserves	—	—	37	—	—	—	—	(37)	—	—	—

Balance as of September 30, 2017	2,565,834,426	1	178,812	(2,823)	(164)	(3,275)	8,749	140,872	322,172	44,929	367,101

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended September 30,
	2016	2017
	RMB	RMB	US$
			(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	14,217	31,439	4,725
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation of previously held equity interest	(518)	(1,994)	(300)
Gain on disposals of equity investees	(440)	(2,785)	(419)
Realized and unrealized loss (gain) related to investment securities	412	(20)	(3)
Change in fair value of other assets and liabilities	(56)	388	58
Loss (Gain) on disposals of subsidiaries	44	(12)	(2)
Depreciation and amortization of property and equipment and land use rights	2,486	3,619	544
Amortization of intangible assets and licensed copyrights of video content	4,196	6,279	944
Tax benefits from share-based awards	(1,325)	—	—
Share-based compensation expense	7,945	8,705	1,308
Shares granted to certain former shareholders of Youku Tudou Inc. ("Youku Tudou")	—	994	149
Impairment of cost method equity investees and investment securities	933	1,341	202
Gain on disposals of property and equipment	(36)	(15)	(2)
Amortization of restructuring reserve	132	133	20
Share of results of equity investees	2,035	2,270	342
Deferred income taxes	(295)	236	35
Allowance for doubtful accounts	(4)	128	20
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets	(5,215)	(8,961)	(1,347)
Income tax payable	1,620	4,919	739
Accrued expenses, accounts payable and other liabilities	2,388	5,634	848
Merchant deposits	811	500	75
Deferred revenue and customer advances	2,834	3,020	454

Net cash provided by operating activities	32,164	55,818	8,390

Cash flows from investing activities:
Decrease (Increase) in short-term investments, net	4,883	(8,067)	(1,212)
Decrease (Increase) in restricted cash	380	(106)	(16)
Decrease in trading securities, net	1,229	—	—
Payments for settlement of forward exchange contracts	(258)	(176)	(26)
Acquisitions of available-for-sale and held-to-maturity securities	(3,162)	(3,939)	(592)
Disposals of available-for-sale and held-to-maturity securities	126	4,377	658
Acquisitions of equity investees	(35,789)	(15,691)	(2,358)
Disposals of equity investees	3,204	5,831	876
Acquisitions of:
Land use rights and construction in progress	(696)	(1,098)	(165)
Other property and equipment, intangible assets and licensed copyrights of video content	(6,142)	(11,164)	(1,678)
Cash paid for business combinations, net of cash acquired	(31,183)	(9,624)	(1,447)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	259	(26)	(4)
Loans to employees, net of repayments	(34)	88	13

Net cash used in investing activities	(67,183)	(39,595)	(5,951)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Six months ended September 30,
	2016	2017
	RMB	RMB	US$
			(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares, including repayment of loan and interest receivable on employee loans for the exercise of ordinary shares	14,138	56	8
Repurchase of ordinary shares	(13,181)	—	—
Acquisition of additional shares of non-wholly owned subsidiaries	—	(7,075)	(1,063)
Payment for settlement of contingent consideration	—	(744)	(112)
Subscription of rights for Partner Capital Investment Plan (Note 8(c))	100	—	—
Upfront fee payment for a revolving credit facility	—	(280)	(42)
Dividend paid by non-wholly owned subsidiaries to noncontrolling interests	(7)	(58)	(9)
Capital injection from noncontrolling interests	1,070	254	39
Tax benefits from share-based awards	654	—	—
Proceeds from current bank borrowings	33,694	22,454	3,375
Repayment of current bank borrowings	(32,638)	(23,635)	(3,552)
Proceeds from non-current bank borrowings	27,312	168	25
Repayment of non-current bank borrowings	—	(450)	(68)

Net cash provided by (used in) financing activities	31,142	(9,310)	(1,399)

Effect of exchange rate changes on cash and cash equivalents	743	(1,903)	(287)

(Decrease) Increase in cash and cash equivalents	(3,134)	5,010	753
Cash and cash equivalents at beginning of period	106,818	143,736	21,604

Cash and cash equivalents at end of period	103,684	148,746	22,357

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

1.     Organization and principal activities

  Alibaba Group Holding Limited (the "Company," and where appropriate, the term "Company" also refers to its subsidiaries and consolidated variable interest entities ("VIEs") as a whole), was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries and consolidated VIEs. The Company provides the fundamental technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of the Internet to engage with their users and customers in the People's Republic of China (the "PRC" or "China") and internationally. Major shareholders of the Company include SoftBank Group Corp. ("SoftBank") and Altaba Inc. (formerly known as Yahoo! Inc.).

  The Company has four operating and reportable segments, namely core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others. The Company's core commerce segment is comprised of platforms operating in retail and wholesale commerce in China and internationally. Retail commerce in China operated by the Company primarily includes (i) the China mobile commerce destination ("Taobao Marketplace") and (ii) the China third-party platform for brands and retailers ("Tmall") (including Juhuasuan and Tmall Global). Wholesale commerce in China operated by the Company includes the China domestic wholesale marketplace ("1688.com"). International retail commerce operated by the Company includes (i) the global marketplace targeting consumers from around the world to buy directly from manufacturers and distributors in China ("AliExpress") and (ii) the e-commerce platforms in Southeast Asia operated by Lazada (Note 4(a)). International wholesale commerce operated by the Company includes the wholesale marketplace for global trade ("Alibaba.com").

  The Company's cloud computing segment is comprised of Alibaba Cloud Computing, a provider of public cloud services which offers a complete suite of cloud services, including elastic computing, database, storage and content delivery network, large scale computing, security, management and application services, big data analytics and a machine learning platform for customers in different sizes across various industries.

  The Company's digital media and entertainment segment operates businesses through the Company's media properties, primarily including Youku Tudou and UCWeb.

  The Company's innovation initiatives and others segment includes businesses such as the YunOS operating system, AutoNavi, DingTalk enterprise messaging and others.

  The Company also participates in the logistics and local services sectors through investments in Cainiao Network (Note 4(j)) and Koubei Holding Limited ("Koubei"), respectively. In addition, the Company has a profit sharing interest in Ant Small and Micro Financial Services Group Co., Ltd. ("Ant Financial Services"), the financial services group that operates Alipay.com Co., Ltd. ("Alipay"), a third-party online payment platform in China. The Company makes available online payment processing services ("Payment Services") on its marketplaces through an arrangement with Alipay.

2.     Summary of significant accounting policies

(a)   Basis of presentation

  The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information and with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments as necessary for the fair statement of the Company's financial

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

  position, results of operations and cash flows as of September 30, 2017 and for the six months ended September 30, 2016 and 2017.

  The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. The consolidated balance sheet as of March 31, 2017 has been derived from the audited consolidated financial statements as of that date but does not include all the information and footnotes required by U.S. GAAP. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for the year ended March 31, 2017.

  Translations of balances in the condensed consolidated balance sheet, condensed consolidated income statement, condensed consolidated statement of comprehensive income and condensed consolidated statement of cash flows from Renminbi ("RMB") into the United States Dollar ("US$") as of and for the six months ended September 30, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.6533, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 29, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

(b)   Use of estimates

  The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c)   Consolidation

  The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, including the wholly-foreign owned enterprises, and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and consolidated VIEs have been eliminated upon consolidation. The results of subsidiaries and consolidated VIEs acquired or disposed of are recorded in the condensed consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. The businesses and activities of the consolidated VIEs have not changed materially from the preceding fiscal year.

(d)  Reclassification of comparative figures

  In April 2017, the Company adopted Accounting Standards Update ("ASU") 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes," which was issued by the Financial Accounting Standards Board ("FASB") and effective for the Company for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. This ASU simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as non-current on the consolidated balance sheet. The Company adopted the ASU retrospectively to all periods presented and accordingly, the consolidated balance sheet as of March 31, 2017 was retrospectively adjusted with current deferred tax assets

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

  amounting to RMB652 million reclassified from current prepayments, receivables and other assets to non-current prepayments, receivables and other assets, and current deferred tax liabilities amounting to RMB207 million reclassified from accrued expenses, accounts payable and other liabilities to deferred tax liabilities.

3.     Recent accounting pronouncements

  In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and December 2016 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, including ASU 2014-09, "ASC 606"). ASC 606 supersedes the revenue recognition requirements in ASC 605 and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective retrospectively for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted only for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. The new guidance is required to be adopted either retrospectively to each prior reporting period presented (the "full retrospective method") or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial adoption (the "modified retrospective method"). The Company is currently evaluating whether it will apply the full retrospective method or the modified retrospective method. The Company is also evaluating the existing revenue recognition policies and currently believes that the adoption of the new guidance in ASC 606 may impact the accounting of certain advertising barter transactions and the identification of performance obligations.

  In January 2016, the FASB issued ASU 2016-01, "Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With respect to the Company's consolidated financial statements, the most significant impact relates to the accounting for equity investments (except for those accounted for under the equity method or those that result in the consolidation of the investee). Under the new guidance, equity investments are required to be measured at fair value with changes in fair value recognized in net income, except for investments that do not have readily determinable fair values. The new guidance also simplifies the impairment assessment and enhances the disclosure requirements of equity investments. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted only for certain provisions. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the consolidated balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new topic in ASC 842 "Leases" to replace the current topic in ASC 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the current model, but are updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASC 606. The new guidance is effective for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. Early adoption is permitted. The Company is evaluating the

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

3.     Recent accounting pronouncements (Continued)

  effects of the adoption of this guidance and currently believes that it will impact the accounting of the Company's operating leases.

  In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments," which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted only for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In October 2016, the FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory" which amends the accounting for income taxes. The new guidance requires recognition of income tax consequences of intra-entity asset transfers, other than transfers of inventory, when the transfer occurs. For intra-entity transfers of inventory, the income tax effects will continue to be deferred until the inventory has been sold to a third party. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The new guidance is required to be adopted on a modified retrospective basis through a cumulative-effect adjustment directly recorded to retained earnings as of the beginning of the period of adoption. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," which requires the amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The guidance requires adoption using a retrospective transition method. The Company believes that the adoption of this guidance will impact the presentation of the Company's consolidated statements of cash flows.

  In January 2017, the FASB issued ASU 2017-04, "Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment," which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with its carrying amount. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In May 2017, the FASB issued ASU 2017-09, "Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting," which provides guidance about which changes to the terms or conditions of a

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

3.     Recent accounting pronouncements (Continued)

  share-based payment award require an entity to apply modification accounting in ASC 718. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new guidance is effective prospectively for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities," which simplifies the application of hedge accounting and makes more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. The new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges and net investment hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income. The new guidance is effective prospectively for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

4.     Significant equity transactions, mergers and acquisitions and equity investments

  Equity transactions

(a)   Additional investment in Lazada Group S.A. ("Lazada")

  Lazada is a consolidated subsidiary of the Company and it operates e-commerce platforms in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, with local language websites and mobile apps in each of the six markets. In June 2017, the Company purchased additional ordinary shares of Lazada from certain minority shareholders for a total cash consideration of US$1,016 million (RMB6,877 million). In September 2017, the Company made a US$300 million (RMB1,970 million) capital injection into Lazada. The purchase of additional ordinary shares and the capital injection into Lazada resulted in a reduction of mezzanine equity amounting to RMB1,626 million. As of September 30, 2017, the Company's equity interest in Lazada was approximately 90%. In October 2017, the Company purchased additional ordinary shares from certain management members of Lazada and the Company's equity interest in Lazada further increased to approximately 91%.

(b)   Additional investment in Alibaba Health Information Technology Limited ("Alibaba Health")

  Alibaba Health is a consolidated subsidiary of the Company that is listed on the Hong Kong Stock Exchange (the "HKSE") and it is primarily engaged in the provision of healthcare product sales and services, tracking services, and intelligent medicine and healthcare management services. In June 2017, a subsidiary of the Company transferred its business relating to certain regulated health food products on Tmall to Alibaba Health, in exchange for approximately 1.2 billion ordinary shares of Alibaba Health. After the transaction, the Company's effective equity interest in Alibaba Health increased from approximately 38% to approximately 46%. The transfer of business was accounted for as a transaction under common control, which resulted in a reduction of noncontrolling interests amounting to RMB3,962 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

4.     Significant equity transactions, mergers and acquisitions and equity investments (Continued)

  In November 2017, the Company entered into a subscription agreement with Alibaba Health, pursuant to which the Company will subscribe for approximately 442 million newly issued ordinary shares of Alibaba Health for a total cash consideration of HK$1,770 million. The Company's effective equity interest in Alibaba Health will increase to approximately 48% upon the completion of the transaction, which is subject to a number of customary closing conditions including the approval by the shareholders of Alibaba Health and certain regulatory authorities in Hong Kong.

  Mergers and acquisitions

(c)   Acquisition of Intime Retail (Group) Company Limited ("Intime")

  Intime is one of the leading department store operators in the PRC that was previously listed on the HKSE, and the Company's investment in Intime was previously accounted for under the equity method. In May 2017, the Company and the founder of Intime completed the privatization of Intime, upon which all of the issued and outstanding shares of Intime that the Company, the founder of Intime and certain other shareholders did not own were cancelled in exchange for a payment of HK$10.00 per share in cash. The Company paid a total cash consideration of HK$12,605 million (RMB11,131 million) in the privatization. Upon the completion of the privatization, the Company increased its shareholding in Intime to approximately 74% and became the controlling shareholder. Following the completion of the transaction, the listing of the shares of Intime on the HKSE was withdrawn.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	21,409
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	1,131
User base and customer relationships	72
Developed technology and patents	16
Goodwill	4,268
Deferred tax liabilities	(2,790)
Noncontrolling interests (iii)	(6,301)

Total	17,805

Amounts
(in millions of RMB)
Total purchase price comprised of:
- cash consideration	11,131
- fair value of previously held equity interests	6,674

Total	17,805

  (i)
  Net assets acquired primarily include property and equipment and land use rights of RMB23,680 million and bank borrowings of RMB4,110 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding eleven years and a weighted-average amortization period of 10.1 years.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

4.     Significant equity transactions, mergers and acquisitions and equity investments (Continued)

  (iii)
  Fair value of the noncontrolling interests is estimated with reference to the purchase price of HK$10.00 per share in the privatization.

  A gain of RMB1,861 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the condensed consolidated income statement for the six months ended September 30, 2017. The fair value of the previously held equity interest was estimated with reference to the purchase price of HK$10.00 per share in the privatization.

  The Company expects Intime to support its strategy to transform conventional retail by leveraging its substantial consumer reach, rich data and technology. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Intime and the Company, the assembled workforce and their knowledge and experience in the retail business in the PRC.

  Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the condensed consolidated income statements for the six months ended September 30, 2016 and 2017, either individually or in aggregate, respectively.

  Equity investments

(d)  Investment in BEST Inc. (formerly known as Best Logistics Technologies Limited) ("Best Logistics")

  In September 2017, in connection with the completion of Best Logistics' initial public offering on the New York Stock Exchange, all preferred shares of Best Logistics held by the Company were automatically converted into ordinary shares of Best Logistics. Concurrently, the Company acquired additional ordinary shares of Best Logistics for a total cash consideration of US$100 million (RMB657 million). Best Logistics is a provider of comprehensive supply-chain solutions and services. Cainiao Network (Note 4(j)) is also an existing shareholder of Best Logistics. Upon the completion of the share conversion, the original investment with a carrying value of US$256 million (RMB1,679 million) was reclassified from a cost method investment to an equity method investment (Note 12). Out of the total purchase price, which included the cash consideration and the carrying amount of the previously held interest in Best Logistics, RMB1,072 million was allocated to amortizable intangible assets, RMB443 million was allocated to goodwill, RMB214 million was allocated to deferred tax liabilities and RMB1,035 million was allocated to net assets acquired. As of September 30, 2017, the Company's equity interest in Best Logistics was approximately 23%.

(e)   Investment in PT Tokopedia ("Tokopedia")

  In September 2017, the Company completed a minority investment in existing and newly issued preferred shares of Tokopedia for a total cash consideration of US$441 million (RMB2,895 million). Tokopedia operates one of the leading e-commerce platforms in Indonesia. In connection with the transaction, the Company also agreed to subscribe for up to US$500 million in additional preferred shares of Tokopedia at the then fair market value if so elected by Tokopedia during the 24-month period after the completion of the initial investment. The preferred shares are not considered in-substance common stock given that such shares contain certain terms such as liquidation preference over ordinary shares. As a result, such investment is accounted for under the cost method (Note 12).

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

4.     Significant equity transactions, mergers and acquisitions and equity investments (Continued)

(f)   Investment in Xiaoju Kuaizhi Inc. ("Didi Chuxing")

  In September 2017, the Company completed a partial disposal of its investment in Didi Chuxing to a subsidiary of Softbank for a cash consideration of US$639 million (RMB4,198 million), and a disposal gain of RMB2,096 million was recognized in interest and investment income, net in the condensed consolidated income statement for the six months ended September 30, 2017. Didi Chuxing is a leading transportation network company that provides vehicles and taxis for hire in the PRC via smartphone applications. As of September 30, 2017, the carrying value of the Company's investment in Didi Chuxing amounted to US$525 million (RMB3,498 million) which represents an approximately 5% equity interest on a fully-diluted basis, including the Company's additional investment in preferred shares in August 2017 for a cash consideration of US$200 million (RMB1,334 million). Such investment is accounted for under the cost method (Note 12).

(g)   Investment in Hangzhou Hanyun Xinling Equity Investment Fund Partnership (the "Retail Fund")

  In August 2017, the Company made a commitment to invest RMB1.6 billion in the Retail Fund, which was set up to raise capital to invest in retail related businesses in the PRC. Out of the total commitment, the Company has funded RMB2 million as of September 30, 2017. The Company held an approximately 20% equity interest in the Retail Fund. Such investment is accounted for under the equity method (Note 12).

(h)  Investment in Rajax Holding ("Ele.me")

  In April and August 2017, the Company and Ant Financial Services completed additional investments in newly issued preferred shares in Ele.me through a joint investment vehicle, for a total investment amount of US$1,200 million (RMB8,090 million), of which the Company's investment was US$864 million (RMB5,824 million). As a result of these transactions, the Company's effective equity interest in Ele.me increased to approximately 27% on a fully-diluted basis. Ele.me is an operator of one of the largest mobile food ordering and delivery services platforms in the PRC. The preferred shares are not considered in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, such investment is accounted for under the cost method (Note 12).

  Equity transactions and acquisitions that were not completed as of September 30, 2017

(i)   Investment in Sun Art Retail Group Limited ("Sun Art")

  In November 2017, the Company entered into share purchase agreements to acquire existing ordinary shares of Sun Art and existing ordinary shares of A-RT Retail Holdings Limited, a limited liability company incorporated in Hong Kong that holds an approximately 51% equity interest in Sun Art, for an aggregate consideration of HK$22,425 million, representing an approximately 36% effective equity interest in Sun Art. Sun Art is a leading hypermarket operator in the PRC that is listed on the HKSE. The completion of this transaction is subject to a number of customary closing conditions. In addition, upon the completion of this transaction, the Company will be required under Hong Kong regulations to make a mandatory general offer to all public shareholders of Sun Art.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

4.     Significant equity transactions, mergers and acquisitions and equity investments (Continued)

(j)   Investment in Cainiao Smart Logistics Network Limited ("Cainiao Network")

  Cainiao Network operates a logistics data platform that leverages the capacity and capabilities of logistics partners to fulfill transactions between merchants and consumers at a large scale. It also uses data insights and technology to improve efficiency across the logistics value chain. In October 2017, the Company completed the subscription of newly issued ordinary shares of Cainiao Network for a cash consideration of US$803 million. Following the completion of the transaction, the Company's equity interest in Cainiao Network increased from approximately 47% to approximately 51% and Cainiao Network became a consolidated subsidiary of the Company. The Company expects the acquisition of control over Cainiao Network will help enhance the overall logistics experience for consumers and merchants across the ecosystem of the Company, as well as enable greater efficiencies and lower costs in the logistics sector in the PRC. Upon the issuance of these condensed consolidated financial statements, the accounting for such step acquisition, including the allocation of the purchase price and the calculation of any gain or loss arising from this step acquisition, has not been finalized.

(k)   Investment in China United Network Communications Ltd. ("China Unicom")

  In October 2017, the Company completed an investment in newly issued ordinary shares of China Unicom for a total cash consideration of RMB4,325 million, representing an approximately 2% equity interest in China Unicom. China Unicom, a company that is listed on the Shanghai Stock Exchange, is one of the largest telecommunications companies in the PRC. Upon the issuance of these condensed consolidated financial statements, the accounting for such investment has not been finalized.

(l)   Investment in Souche Holdings Ltd. ("SouChe")

  In October 2017, the Company completed an investment in newly issued preferred shares of SouChe for a total cash consideration of US$241 million. SouChe provides digital sales solutions to offline car dealerships in the PRC. Ant Financial Services is also an existing shareholder of SouChe. Upon the issuance of these condensed consolidated financial statements, the accounting for such investment has not been finalized.

(m) Investment in a subsidiary of Beijing Shiji Information Technology Co., Ltd. ("Shiji Information")

  In October 2017, the Company entered into a framework agreement with Shiji Information, pursuant to which Shiji Information will inject certain businesses and investments which are engaged in the provision of retail information system solutions into a subsidiary of Shiji Information. The Company will acquire up to an approximately 38% equity interest in such subsidiary for a total consideration of up to US$500 million. Shiji Information, a company that is listed on the Shenzhen Stock Exchange, is primarily engaged in the development and sale of hotel information management system software, system integration and technical services. This transaction is subject to a number of conditions, including the satisfactory completion of due diligence, entry into definitive agreements and approval by the shareholders of Shiji Information and certain regulatory authorities in the PRC.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

5.     Revenue

       Revenue by segment is as follows:

	Six months ended September 30,
	2016	2017
	(in millions of RMB)
Core commerce:
China commerce retail (i)
- Customer management	32,527	52,492
- Commission	13,790	18,937
- Others	1,175	4,840

	47,492	76,269
China commerce wholesale (ii)	2,696	3,355
International commerce retail (iii)	2,455	5,516
International commerce wholesale (iv)	2,938	3,260
Others	153	1,089

Total core commerce	55,734	89,489
Cloud computing (v)	2,736	5,406
Digital media and entertainment (vi)	6,743	8,879
Innovation initiatives and others (vii)	1,233	1,532

Total	66,446	105,306

  (i)
  Revenue from China commerce retail is primarily generated from the Company's China retail marketplaces and includes revenue from customer management and commissions.
  (ii)
  Revenue from China commerce wholesale is primarily generated from 1688.com and includes fees from memberships and value-added services and revenue from online marketing services.
  (iii)
  Revenue from international commerce retail is primarily generated from AliExpress and Lazada and includes revenue from online marketing services revenue and commissions.
  (iv)
  Revenue from international commerce wholesale is primarily generated from Alibaba.com and includes fees from memberships and value-added services and revenue from online marketing services.
  (v)
  Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage and content delivery network, large scale computing, security, management and application services, big data analytics and a machine learning platform, as well as from web-hosting and domain name registration.
  (vi)
  Revenue from digital media and entertainment is primarily generated from Youku Tudou and UCWeb and includes revenue from pay for performance ("P4P") marketing services, display marketing services and subscriptions.
  (vii)
  Revenue from innovation initiatives and others is primarily generated from businesses such as AutoNavi and other innovation initiatives. Other revenue also includes the annual fee received from Ant Financial Services (the "SME Annual Fee") (Note 19).

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

5.     Revenue (Continued)

  Revenue by type of services is as follows:

	Six months ended September 30,
	2016	2017
	(in millions of RMB)
Online marketing services
P4P and display marketing	35,931	56,119
Other online marketing services	1,925	3,659

Total online marketing services	37,856	59,778
Commission	15,104	21,486
Membership fees and value-added services	4,983	6,230
Cloud computing services	2,736	5,406
Other revenue (i)	5,767	12,406

Total	66,446	105,306

  (i)
  Other revenue mainly represents revenue generated by Lazada, Intime and UCWeb and the SME Annual Fee (Note 19).

6.     Other income, net

	Six months ended September 30,
	2016	2017
	(in millions of RMB)
Royalty fee and software technology services fee charged to Ant Financial Services and Alipay (Note 19)	785	3,961
Government grants (i)	205	366
Amortization of restructuring reserve	(132)	(133)
Exchange differences	1,139	(1,340)
Others	634	770

Total	2,631	3,624

  (i)
  Government grants mainly represent amounts received from central and local governments in connection with the Company's investments in local business districts and contributions to technology development.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

7.     Income tax expenses

  Composition of income tax expenses

	Six months ended September 30,
	2016	2017
	(in millions of RMB)
Current income tax expense	4,408	7,136
Deferred taxation	(295)	236

Total	4,113	7,372

  Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company's subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the six months ended September 30, 2016 and 2017. The Company's subsidiaries incorporated in other jurisdictions such as Singapore, Indonesia and other Southeast Asian countries were subject to income tax charges calculated on the basis of the tax laws enacted or substantially enacted in the countries where the Company's subsidiaries operate and generate income.

  Current income tax expense primarily represents the provision for PRC Enterprise Income Tax ("EIT") for subsidiaries operating in the PRC and withholding tax on earnings that have been declared for distribution by PRC subsidiaries to offshore holding companies. Substantially all of the Company's income before income tax and share of results of equity investees are generated by these subsidiaries. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

  Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as Software Enterprises and thereby entitled to enjoy full exemption from EIT for two years beginning with their first profitable calendar year and a 50% reduction for the subsequent three calendar years. In addition, a duly recognized Key Software Enterprise within China's national plan can enjoy a preferential EIT rate of 10%. The Key Software Enterprise status is subject to review by the relevant authorities every year. The timing of the annual review and notification by the relevant authorities may vary from year to year, and the related tax adjustments in relation to the change in applicable EIT rate are accounted for in the period in which the Key Software Enterprise status is recognized.

  The tax status of the subsidiaries of the Company with major taxable profits is described below:

  •
  Alibaba (China) Technology Co., Ltd. ("Alibaba China") and Taobao (China) Software Co., Ltd. ("Taobao China"), entities primarily engaged in the operations of the Company's wholesale marketplaces and Taobao Marketplace, respectively, obtained the annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation years of 2015 and 2016 in the quarters ended September 30, 2016 and 2017, respectively. Accordingly, Alibaba China and Taobao China, which qualified as High and New Technology Enterprises and applied an EIT rate of 15% for the taxation years of 2015 and 2016, had reflected the tax adjustments to apply an EIT rate of 10% for the taxation years of 2015 and 2016 in the condensed consolidated income statements for the six months ended September 30, 2016 and 2017.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

7.     Income tax expenses (Continued)

  •
  Zhejiang Tmall Technology Co., Ltd. ("Tmall China"), an entity primarily engaged in the operations of Tmall, was recognized as a High and New Technology Enterprise and has been granted the Software Enterprise status and was thereby entitled to enjoy an income tax exemption for two years beginning with its first profitable year in taxation year of 2012, and a 50% reduction for the subsequent three years starting in the taxation year of 2014. Accordingly, Tmall China was entitled to an EIT rate of 12.5% during the taxation years of 2015 and 2016. Tmall China obtained the annual review and notification relating to the application of the Key Software Enterprises status for the taxation year of 2016 in the quarter ended September 30, 2017. Accordingly, Tmall China, which applied an EIT rate of 12.5% for the taxation year of 2016, had reflected the tax adjustment to apply an EIT rate of 10% for the taxation year of 2016 in the condensed consolidated income statement for the six months ended September 30, 2017.

  The total tax adjustments for Alibaba China, Taobao China, Tmall China and certain other PRC subsidiaries of the Company, amounting to RMB720 million and RMB2,295 million, were recorded in the condensed consolidated income statements for the six months ended September 30, 2016 and 2017, respectively. The annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation year of 2017 had not yet been obtained as of September 30, 2017. Accordingly, Alibaba China, Taobao China and Tmall China continued to apply an EIT rate of 15% for the taxation year of 2017 as High and New Technology Enterprises.

  Most of the remaining PRC entities of the Company are subject to EIT at 25% for the six months ended September 30, 2016 and 2017.

  Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of September 30, 2017, the Company had fully accrued the withholding tax on the earnings distributable by all of the subsidiaries of the Company in the PRC, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB28,288 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

8.     Share-based awards

(a)   Share options relating to ordinary shares of the Company

  A summary of the changes in the share options related to ordinary shares granted by the Company during the six months ended September 30, 2017 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life
		US$	(in years)
Outstanding as of April 1, 2017	11,713,003	61.94	5.0
Exercised	(3,278,861)	42.66
Cancelled/forfeited/expired	(35,000)	69.89

Outstanding as of September 30, 2017 (i)	8,399,142	69.43	4.9

Vested and exercisable as of September 30, 2017	2,286,616	69.05	4.6
Vested and expected to vest as of September 30, 2017 (ii)	8,096,131	69.11	4.9
  (i)
  Outstanding options as of September 30, 2017 include 56,250 unvested options that have been early exercised.
  (ii)
  The share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options, including early exercised options.

  As of September 30, 2017, 212,150 outstanding share options were held by non-employees. These share options are subject to re-measurement through each vesting date to determine the appropriate amount of the expense.

  As of September 30, 2017, there were RMB391 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to these awards granted to non-employees.

(b)   RSUs relating to ordinary shares of the Company

  A summary of the changes in the RSUs related to ordinary shares granted by the Company during the six months ended September 30, 2017 is as follows:

	Number of RSUs	Weighted average grant date fair value
		US$
Awarded and unvested as of April 1, 2017	69,595,719	69.18
Granted	20,443,853	127.56
Vested	(21,575,971)	58.71
Cancelled/forfeited	(2,531,357)	86.50

Awarded and unvested as of September 30, 2017	65,932,244	90.04

Expected to vest as of September 30, 2017 (i)	55,365,548	89.20
  (i)
  The RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

8.     Share-based awards (Continued)

  As of September 30, 2017, 2,696,398 outstanding RSUs were held by non-employees. These RSUs are subject to re-measurement through each vesting date to determine the appropriate amount of the expense.

  As of September 30, 2017, there were RMB20,115 million of unamortized compensation costs related to these outstanding RSUs, net of expected forfeitures and after re-measurement applicable to these awards granted to non-employees.

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company

  Beginning in 2013, the Company offered selected members of the Alibaba Partnership rights to acquire restricted shares of the Company. For the rights offered before 2016, such rights and the underlying restricted shares were subject to a non-compete provision, and the holders were entitled to purchase restricted shares at a price of US$14.50 per share during a four-year period. Upon the exercise of such rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. For the rights offered in 2016 and 2017, such rights and the underlying restricted shares were subject to certain service provisions that were not related to employment, and holders were entitled to purchase restricted shares at a price of US$23.00 and US$26.00 per share, respectively, over a period of ten years from the vesting commencement date.

  The number of ordinary shares underlying these rights is 18,000,000 shares, of which the rights to subscribe for 17,300,000 shares were offered and subscribed up to September 30, 2017. The rights offered before 2016 were accounted for as noncontrolling interests of the Company as such rights were issued by the Company's subsidiaries and classified as equity at the subsidiary level. The rights offered in 2016 and 2017 were accounted for as share options issued by the Company.

  As of September 30, 2017, there were RMB1,181 million of unamortized compensation costs related to these rights, net of expected forfeitures and after re-measurement applicable to these awards granted to non-employees.

(d)  Share-based awards relating to Ant Financial Services

  Hangzhou Junhan Equity Investment Partnership ("Junhan"), the general partner of which is controlled by the executive chairman of the Company and a major equity holder of Ant Financial Services, made grants of certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial Services to a substantial number of employees of the Company. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company, and such awards will be settled in cash by Junhan upon the disposal by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Ant Financial Services or the termination of the employment of the employees with the Company at a price to be determined based on the then fair market value of Ant Financial Services. The Company has no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards.

  For accounting purposes, the cost relating to such share-based awards granted by the shareholder through Junhan is recognized by the Company as a shareholder contribution as the awards will ultimately be settled in cash by Junhan. The awards meet the definition of a financial derivative and are initially measured at their fair value. Given the nature of this transaction, the related expense will be recognized over the requisite service period in the condensed consolidated income statements with a corresponding credit to additional

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

8.     Share-based awards (Continued)

  paid-in capital. Subsequent changes in the fair value of the awards are recorded in the condensed consolidated income statements through the date on which the underlying awards are settled by Junhan.

  As of September 30, 2017, there were RMB813 million of unamortized compensation costs related to these outstanding share-based awards of Ant Financial Services granted by Junhan, net of expected forfeitures and after re-measurement applicable to these awards.

(e)   Share-based compensation expense by function

	Six months ended September 30,
	2016	2017
	(in millions of RMB)
Cost of revenue	2,077	2,497
Product development expenses	2,727	3,018
Sales and marketing expenses	925	897
General and administrative expenses	2,216	2,293

Total	7,945	8,705

9.     Earnings per share

  Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for outstanding ordinary shares that are subject to repurchase.

  For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. Potentially dilutive securities, of which the amounts are insignificant, have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

9.     Earnings per share (Continued)

  The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Six months ended September 30,
	2016	2017
	(in millions of RMB, except share data and per share data)
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	15,173	32,351
Dilution effect arising from share-based awards issued by a subsidiary and an equity investee	(3)	(6)

Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	15,170	32,345
Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	2,476	2,547
Adjustments for dilutive share options and RSUs (million shares)	92	56

Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	2,568	2,603
Net income per ordinary share/ADS — basic (RMB)	6.13	12.70

Net income per ordinary share/ADS — diluted (RMB)	5.91	12.43

10.   Investment securities and fair value disclosure

	As of September 30, 2017
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Available-for-sale securities:
Listed equity securities	16,105	10,622	(1,148)	(1,044)	24,535
Held-to-maturity securities	13,497	—	—	(173)	13,324
Investment securities accounted for under the fair value option	325	20	—	—	345

	29,927	10,642	(1,148)	(1,217)	38,204

  During the six months ended September 30, 2017, the Company completed several investments accounted for as investment securities. Details of these significant investments are summarized in Note 4.

  During the six months ended September 30, 2016 and 2017, gross realized gains of RMB399 million and nil, and gross realized losses of RMB534 million and nil from disposals of investment securities were recognized in interest and investment income, net in the condensed consolidated income statements, respectively. During the

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

10.   Investment securities and fair value disclosure (Continued)

  same period, impairment losses of nil and RMB57 million were charged in interest and investment income, net in the condensed consolidated income statements, respectively, as a result of other-than-temporary decline in values related to a listed equity security.

  As of September 30, 2017, net unrealized gains of RMB9,474 million on available-for-sale securities were recorded in accumulated other comprehensive income. For available-for-sale securities with unrealized losses, their related aggregate fair values amounted to RMB4,956 million as of September 30, 2017. The carrying amounts of available-for-sale securities that were in a loss position over twelve months were insignificant as of the same date.

  The carrying amount of long-term held-to-maturity investments approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1	-	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2	-
Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3	-	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

  Fair value of short-term investments and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. All other financial instruments, such as forward exchange contracts, are valued based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data. Contingent consideration is valued using an expected cash flow method with unobservable inputs including the probability to achieve the operating and financial targets, which is assessed by the Company, in connection with the contingent consideration arrangements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

10.   Investment securities and fair value disclosure (Continued)

  The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of September 30, 2017
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	11,109	—	—	11,109
Restricted cash and escrow receivables	2,941	—	—	2,941
Available-for-sale securities:
Listed equity securities	24,535	—	—	24,535
Investment securities accounted for under the fair value option	—	—	345	345
Interest rate swap contracts	—	361	—	361

	38,585	361	345	39,291

Liabilities
Forward exchange contracts	—	367	—	367
Contingent consideration in relation to investments and acquisitions	—	—	135	135

	—	367	135	502

  Contingent consideration in relation to investments and acquisitions:

Amounts
(in millions of RMB)
Balance as of April 1, 2017	921
Repayment	(770)
Net decrease in fair value	(10)
Foreign currency translation adjustment	(6)

Balance as of September 30, 2017	135

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

11.   Prepayments, receivables and other assets

	As of March 31, 2017	As of September 30, 2017
	(in millions of RMB)
Current:
Value-added tax ("VAT") receivables (i)	8,810	10,278
Amounts due from related companies (ii)	4,131	7,291
Accounts receivable, net of allowance	4,388	6,544
Prepaid cost of revenue, sales and marketing expenses and others	3,388	6,114
Deferred direct selling costs (iii)	1,283	1,536
Licensed copyrights of video content	327	623
Interest receivables	447	604
Advances to customers and merchants	788	568
Loan receivables, net	812	413
Employee loans and advances (iv)	176	179
Receivables for proceeds from disposal of investments	2,786	39
Others	1,072	2,508

	28,408	36,697

Non-current:
Prepayment for acquisition of property and equipment	4,018	5,431
Prepayment for licensed copyrights of video content and others	1,639	3,701
Deferred tax assets	1,038	1,229
Deferred direct selling costs (iii)	114	391
Employee loans (iv)	451	387
Fair value of interest rate swap contracts	436	361
Prepaid upfront fees related to long-term borrowings	53	206
Others	954	1,467

	8,703	13,173

  (i)
  VAT receivables mainly represent VAT receivable from relevant PRC tax authorities arising from VAT refund service provided by Shenzhen OneTouch Business Services Ltd. ("OneTouch"). OneTouch provides advance settlement of relevant VAT refund amounts to its customers prior to receiving such VAT refund from tax authorities. To provide this service, OneTouch relies on short-term banking facilities and takes on credit risk if OneTouch fails to recover the prepaid VAT amount.

  (ii)
  Amounts due from related parties primarily represent balances arising from transactions with Ant Financial Services and its subsidiaries. The balances are unsecured, interest free and repayable within the next twelve months.

  (iii)
  The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the condensed consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the condensed consolidated income statements in the same period as the related service fees are recognized.

  (iv)
  Employee loans mainly represent full recourse, interest-bearing share purchase, option exercise and tax loans, with a term of four to five years, to employees of the Company and its related companies in order to finance their purchase of ordinary shares, exercise of options underlying the ordinary shares as well as payment of related personal taxes. Such employee loans are pledged by the ordinary shares owned by

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

11.   Prepayments, receivables and other assets (Continued)

    the employees and carry interest at market rates. The balance also includes an interest-free loan program, with a term of five years, to eligible employees for purchase of their first residential properties.

12.   Investment in equity investees

	Cost method	Equity method	Total
	(in millions of RMB)
Balance as of April 1, 2017	35,404	84,964	120,368
Additions	13,440	5,564	19,004
Share of results, other comprehensive income and other reserves (i)	—	(2,158)	(2,158)
Less: disposals (ii)	(3,032)	(218)	(3,250)
Less: transfers (iii)	(1,725)	(3,120)	(4,845)
Less: impairment loss	(1,284)	—	(1,284)
Foreign currency translation adjustments	(930)	(55)	(985)

Balance as of September 30, 2017	41,873	84,977	126,850

  (i)
  Share of results, other comprehensive income and other reserves included the share of results of the equity investees, the gain or loss arising from the deemed disposal of the equity investees and the amortization of basis differences. The balance excluded the expenses in connection with the share-based awards relating to ordinary shares of the Company and Ant Financial Services granted to employees of certain equity investees (Note 8(d)).

  (ii)
  Disposals under the cost method were primarily related to the partial disposal of Didi Chuxing (Note 4(f)).

  (iii)
  Transfers primarily included the transfer of the investment in Intime from an equity method investment to a consolidated subsidiary upon the completion of its privatization (Note 4(c)) and the investment in Best Logistics from a cost method investment to an equity method investment upon the completion of the transactions in connection with its initial public offering (Note 4(d)).

  During the six months ended September 30, 2017, the Company completed several investments accounted for as equity investees. Details of the significant investments are summarized in Note 4.

  The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. No impairment charge in connection with the equity method investments was recorded in share of results of equity investees in the condensed consolidated income statements for the six months ended September 30, 2016 and 2017. Impairment charges in connection with the cost method investments of RMB933 million and RMB1,284 million were recorded in interest and investment income, net in the condensed consolidated income statements for the six months ended September 30, 2016 and 2017, respectively. Different unobservable inputs utilized in the fair value measurements with respect to such impairment charges were individually insignificant and not subject to meaningful aggregation.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

12.   Investment in equity investees (Continued)

  As of September 30, 2017, the aggregate carrying amount and market value of the equity method investments that are publicly traded amounted to RMB66,343 million and RMB92,066 million, respectively. In particular, the market value of the Company's investment in Alibaba Pictures Group Limited ("Alibaba Pictures") has remained below its carrying value of RMB29,868 million based on its quoted market prices since July 2015. As of September 30, 2017, the difference between the market value of this investment and the carrying value amounted to RMB16,543 million. For this investment, the Company further evaluated relevant positive and negative factors, including the development stage and business plan of Alibaba Pictures, comparison of actual financial performance against budget in recent years, business and industry outlook, capability of management team, collaboration with the Company, implied market value with reference to price-to-earnings ratios of comparable companies, valuation conducted by an independent valuer and geographic region, market and industry in which Alibaba Pictures operates. The Company determined that the decline in market value against its carrying amount was not other-than-temporary.

  As of September 30, 2017, cost method investments with an aggregate carrying amount of RMB25,800 million have appreciated in value and the Company estimated the fair value to be approximately RMB59,381 million. As of the same date, for certain other cost method investments with carrying amounts of RMB16,073 million, the Company identified no events or changes in circumstances that may have a significant adverse effect on the fair value of the investments and determined that it is not practicable to estimate their fair values.

13.   Intangible assets, net

	As of March 31, 2017	As of September 30, 2017
	(in millions of RMB)
Non-compete agreements (i)	5,915	8,204
Developed technology and patents	4,793	4,823
Trade names, trademarks and domain names	8,100	9,208
User base and customer relationships	4,169	4,267
Licensed copyrights of video content	6,087	6,614
Others	32	62
Less: accumulated amortization and impairment	(14,988)	(18,636)

Net book value	14,108	14,542

  (i)
  In April 2017, the Company entered into a non-compete agreement with a former management member of Youku Tudou, with a fair value of RMB2,528 million.

  Total amortization expenses recognized for the six months ended September 30, 2016 and 2017 amounted to RMB4,196 million and RMB6,279 million, respectively, including the portion relating to licensed copyrights of video content of RMB1,648 million and RMB2,545 million which were recorded in cost of revenue for the six months ended September 30, 2016 and 2017, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

14.   Goodwill

  Changes in the carrying amount of goodwill by segment for the six months ended September 30, 2017 were as follows:

	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total
	(in millions of RMB)
Balance as of April 1, 2017	79,855	368	40,521	4,676	125,420
Additions	4,542	—	433	—	4,975
Foreign currency translation adjustments	(178)	—	(21)	—	(199)

Balance as of September 30, 2017	84,219	368	40,933	4,676	130,196

  Gross goodwill balance was RMB133,646 million as of September 30, 2017. Accumulated impairment loss was RMB3,450 million as of the same date.

15.   Deferred revenue and customer advances

  Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31, 2017	As of September 30, 2017
	(in millions of RMB)
Deferred revenue	9,643	11,888
Customer advances	6,050	8,577

	15,693	20,465
Less: current portion	(15,052)	(19,665)

Non-current portion	641	800

  All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are recognized in the condensed consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after such amounts are transferred to deferred revenue.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

16.   Accrued expenses, accounts payable and other liabilities

	As of March 31, 2017	As of September 30, 2017
	(in millions of RMB)
Current:
Accrued cost of revenue and sales and marketing expenses	20,165	26,482
Accrued bonus and staff costs, including sales commission	8,249	6,668
Accruals for purchases of property and equipment	2,554	6,438
Other deposits and advances received in relation to services on e-commerce marketplaces	3,023	5,333
Amounts due to related companies (i)	2,167	2,920
Contingent and deferred consideration in relation to investments and acquisitions	2,311	2,151
Other taxes payable (ii)	1,549	2,060
Payable due to third party marketing affiliates	1,566	2,018
Accrued donations	880	1,023
Accrual for interest expense	445	684
Accrued professional services expenses	709	655
Fair value of forward exchange contracts	78	367
Unvested share options exercised	146	25
Others	3,137	3,756

	46,979	60,580

Non-current:
Contingent and deferred consideration in relation to investments and acquisitions	630	461
Others	660	1,134

	1,290	1,595

  (i)
  Amounts due to related companies primarily represent balances arising from the transactions with Ant Financial Services and its subsidiaries (Note 19). The balances are unsecured, interest free and repayable within the next twelve months.

  (ii)
  Other taxes payable represent business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

17.   Bank borrowings

  Bank borrowings are analyzed as follows:

	As of March 31,	As of September 30,
	2017	2017
	(in millions of RMB)
US$4.0 billion syndicated loan denominated in US$ (i)	27,346	26,482
Long-term other borrowings (ii)	3,613	4,489
Short-term other borrowings (iii)	5,948	7,696

	36,907	38,667
Less: current portion	(5,948)	(7,696)

Non-current portion	30,959	30,971

  (i)
  As of September 30, 2017, the Company had a five-year US$4.0 billion syndicated loan which was entered into with a group of eight lead arrangers. The loan has a five-year bullet maturity and is priced at 110 basis points over LIBOR. The related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions).

  (ii)
  As of September 30, 2017, the Company had long-term borrowings from banks with weighted average interest rates of approximately 4.6%. Such borrowings are all denominated in RMB.

  (iii)
  As of September 30, 2017, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged at interest rates ranging from 2.0% to 5.4% per annum. Such borrowings are denominated in RMB, US$ or Australian dollars.

  Certain other bank borrowings are collateralized by a pledge of certain land use rights, buildings and leasehold improvements, bank deposits and construction in progress in the PRC with carrying values of RMB14,867 million as of September 30, 2017.

  In April 2017, the Company replaced its US$3.0 billion revolving credit facility, which was not drawn, with a new revolving credit facility provided by certain financial institutions for an amount of US$5.15 billion which has not yet been drawn down. The interest rate on any outstanding utilized amount under this new credit facility is calculated based on LIBOR plus 95 basis points. This facility is reserved for general corporate and working capital purposes (including acquisitions).

  As of September 30, 2017, the borrowings under the credit facilities are due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	7,696
Between 1 to 2 years	2,502
Between 2 to 3 years	989
Between 3 to 4 years	26,771
Between 4 to 5 years	4
Beyond 5 years	705

38,667

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

18.   Unsecured senior notes

  In November 2014, the Company issued unsecured senior notes included floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion. These notes are senior unsecured obligations which are listed on the HKSE, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes.

  The following table provides a summary of the Company's unsecured senior notes as of September 30, 2017:

	Amounts	Effective interest rate
	(in millions of RMB)
US$300 million floating rate notes due 2017	2,000	1.95%
US$1,000 million 1.625% notes due 2017	6,665	1.77%
US$2,250 million 2.500% notes due 2019	14,945	2.67%
US$1,500 million 3.125% notes due 2021	9,940	3.26%
US$2,250 million 3.600% notes due 2024	14,910	3.68%
US$700 million 4.500% notes due 2034	4,607	4.60%

Carrying value	53,067
Unamortized discount and debt issuance costs	267

Total principal amounts of unsecured senior notes	53,334
Less: current portion of principal amounts of unsecured senior notes	(8,667)

Non-current portion of principal amounts of unsecured senior notes	44,667

  The unsecured senior notes were issued at a discount amounting to US$24 million (RMB150 million). The debt issuance costs of US$39 million (RMB238 million) were presented as a direct deduction from the principal amount of the unsecured senior notes on the condensed consolidated balance sheets. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

  The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company's assets. In addition, the notes rank senior in right of payment to all of the Company's existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company's existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law). The proceeds from issuance of the unsecured senior notes were used in full to refinance a previous syndicated loan in the same amount.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

18.   Unsecured senior notes (Continued)

  As of September 30, 2017, the future principal payments for the Company's unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	8,667
Between 1 to 2 years	—
Between 2 to 3 years	15,000
Between 3 to 4 years	—
Between 4 to 5 years	10,000
Beyond 5 years	19,667

53,334

  As of September 30, 2017, the fair value of the Company's unsecured senior notes, based on Level 2 inputs, was US$8,197 million (RMB54,539 million).

19.   Related party transactions

  During the six months ended September 30, 2016 and 2017, the Company had the following material related party transactions:

  Transactions with Ant Financial Services, Alipay, Koubei and their affiliates

	Six months ended September 30,
	2016	2017
	(in millions of RMB)
Amount earned by the Company
Royalty fee and software technology services fee	785	3,961
SME Annual Fee	380	486
Cloud computing revenue and commission on transactions	312	476
Other services	310	435

	1,787	5,358

Amount incurred by the Company
Payment processing fee	2,555	2,960
Other services	310	902

	2,865	3,862

  As of September 30, 2017, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB1,074 million, which have been classified as cash and cash equivalents on the condensed consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

19.   Related party transactions (Continued)

  Transactions with Cainiao Network

  The Company has commercial arrangements with Cainiao Network to receive certain logistics services. Expenses incurred in connection with the logistics services provided by Cainiao Network of RMB1,915 million and RMB3,039 million were recorded in the condensed consolidated income statements for the six months ended September 30, 2016 and 2017, respectively.

  Repurchase of ordinary shares from Softbank

  In June 2016, the Company entered into a share purchase agreement with SoftBank, pursuant to which the Company repurchased 27,027,027 ordinary shares from SoftBank at US$74.00 per share for an aggregate consideration of approximately US$2.0 billion. Such ordinary shares were cancelled upon the completion of the transaction.

20.   Restricted net assets

  PRC laws and regulations permit payments of dividends by the Company's subsidiaries and consolidated VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries and consolidated VIEs incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve have reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and consolidated VIE. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company's subsidiaries and consolidated VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Such restriction amounted to RMB50,181 million as of September 30, 2017. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company's subsidiaries and consolidated VIEs to satisfy any obligations of the Company.

21.   Risks and contingencies

  (a)
  The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign investment and ownership on the business related to Internet content provision, telecom value-added services, financial services and others, the Company conducts its business through various contractual arrangements with consolidated VIEs that are generally owned and controlled by certain management members or founders of the Company. The consolidated VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the consolidated VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the consolidated VIEs. In the Company's opinion, the current ownership structure and the contractual arrangements with the consolidated VIEs and their equity holders as well as the operations of the consolidated VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

21.   Risks and contingencies (Continued)

    Company. If the current ownership structure of the Company and its contractual arrangements with the consolidated VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company's ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the consolidated VIEs.

  (b)
  The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

  (c)
  The Company's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

  (d)
  Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of September 30, 2017, substantially all of the Company's cash and cash equivalents, short-term investments, restricted cash and investment securities were held by major financial institutions located worldwide, including Hong Kong and the PRC. If the banking system or the financial markets deteriorate or become volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

  (e)
  During the six months ended September 30, 2016 and 2017, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of such reimbursement from the wholesale sellers. During the six months ended September 30, 2016 and 2017, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on such payments are not probable and therefore no provisions have been made in relation to this program.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

21.   Risks and contingencies (Continued)

  (f)
  In the ordinary course of business, the Company makes strategic investments in privately held companies and listed securities to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors which the Company considers in its determination include the length of time that the fair value of the investment is below the Company's carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. If the decline in fair value is significant and other-than-temporary, the carrying value of the investment is written down to its fair value and this may negatively impact the results of operations of the Company.

  (g)
  In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations relating to disputes relating to trademarks and other intellectual property, among others. There are no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are reasonably possible to have, a material impact on the Company's financial positions, results of operations or cash flows. The Company did not accrue any material loss contingencies in this respect as of September 30, 2017 as the Company did not consider an unfavorable outcome in any material respects in these legal proceedings and litigations to be probable.

22.   Segment information

  The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the chief operating decision maker does not evaluate the performance of segments using asset information.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

22.   Segment information (Continued)

  The following tables present the summary of each segment's revenue, income from operations and adjusted earnings before interest, taxes and amortization ("Adjusted EBITA") which is considered as a segment operating performance measure, for the six months ended September 30, 2016 and 2017:

	Six months ended September 30, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	55,734	2,736	6,743	1,233	66,446	—	66,446
Income (Loss) from operations	30,241	(837)	(4,100)	(3,460)	21,844	(3,985)	17,859
Add: share-based compensation expense	2,927	620	692	1,472	5,711	2,234	7,945
Add: amortization of intangible assets	1,055	2	1,008	330	2,395	153	2,548

Adjusted EBITA (ii)	34,223	(215)	(2,400)	(1,658)	29,950	(1,598)

Adjusted EBITA margin	61%	(8)%	(36)%	(134)%

	Six months ended September 30, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	89,489	5,406	8,879	1,532	105,306	—	105,306
Income (Loss) from operations	48,644	(1,229)	(6,771)	(3,068)	37,576	(3,479)	34,097
Add: share-based compensation expense	3,547	959	1,096	1,746	7,348	1,357	8,705
Add: amortization of intangible assets	1,193	5	2,178	192	3,568	166	3,734

Adjusted EBITA (ii)	53,384	(265)	(3,497)	(1,130)	48,492	(1,956)

Adjusted EBITA margin	60%	(5)%	(39)%	(74)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

22.   Segment information (Continued)

  The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in millions of RMB)
Total Segments Adjusted EBITA	29,950	48,492
Unallocated (i)	(1,598)	(1,956)
Share-based compensation expense	(7,945)	(8,705)
Amortization of intangible assets	(2,548)	(3,734)

Consolidated income from operations	17,859	34,097
Interest and investment income, net	1,169	4,907
Interest expense	(1,294)	(1,547)
Other income, net	2,631	3,624
Income tax expenses	(4,113)	(7,372)
Share of results of equity investees	(2,035)	(2,270)

Consolidated net income	14,217	31,439

  The following table presents the total depreciation and amortization expenses of property and equipment and land use rights by segment for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in millions of RMB)
Core commerce	1,043	1,550
Cloud computing	660	1,247
Digital media and entertainment	328	451
Innovation initiatives and others	194	208
Unallocated (i)	261	163

Total depreciation and amortization expenses of property and equipment and land use rights	2,486	3,619

  (i)
  Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

  (ii)
  Adjusted EBITA represents net income before (i) interest and investment income, net, other income, net, interest expense, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization of intangible assets, which are not reflective of the Company's core operating performance.

  Details of the Company's revenue by segment are set out in Note 5. As substantially all of the Company's long-lived assets are located in the PRC and substantially all of the Company's revenue is derived from within the PRC, no geographical information is presented.